UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 24, 2025 titled “Arcos Dorados Announces Tender Results and Expiration Time of Cash Tender Offer for Any and All of its Outstanding 5.875% Notes due 2027”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 24, 2025

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES TENDER RESULTS AND EXPIRATION TIME OF CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 5.875% NOTES DUE 2027
(CUSIP NOS. 03965U AC4 / G0457F AC1)

Montevideo, Uruguay, January 24, 2025– Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced the tender results in connection with its offer to purchase for cash any and all of its outstanding 5.875% Notes due 2027 (the “Notes”) (the “Offer”). The Offer was made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated January 15, 2025 (the “Offer to Purchase”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

As previously announced, the expiration time for the Offer was 5:00 p.m., New York City time, on January 23, 2025 (such date and time, the “Expiration Time”). As of the Expiration Time, U.S.$136,145,000 in aggregate principal amount of the Notes outstanding had been validly tendered and not withdrawn pursuant to the Offer. Settlement of the Offer is expected to occur on or about January 29, 2025 (the “Settlement Date”).

The table below summarizes certain payment terms for the Notes:

Description of Security	CUSIP Number(s)	ISIN Number(s)	Outstanding Principal Amount	Consideration per U.S.$1,000 Outstanding Principal Amount (1)	Aggregate Principal Amount Validly Tendered(2)	Aggregate Principal Amount Outstanding After Giving Effect to Settlement of the Tender Offer
5.875% Notes due 2027	03965U AC4 / G0457F AC1	US03965UAC45 / USG0457FAC17	U.S.$385,986,000	U.S.$1,000	U.S.$136,145,000	U.S.$249,841,000

(1)	The Consideration for the Notes will be paid together with accrued and unpaid interest from the last interest payment date for the Notes up to, but not including, the Settlement Date.

(2)	Subject to satisfaction of the terms and conditions described in the Offer Documents, including, without limitation, the Financing Condition.

Upon the terms and subject to the conditions of the Offer set forth in the Offer Documents, all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time, if accepted by Arcos Dorados for purchase, will be paid in full by Arcos Dorados on the Settlement Date and all Holders who validly tendered and did not validly withdraw their Notes at any time at or prior to the Expiration Time will receive the Consideration plus accrued and unpaid interest from the last interest payment date for the Notes to, but not including, the Settlement Date, at that time.

Payment by Arcos Dorados for Notes tendered and accepted for payment pursuant to a Notice of Guaranteed Delivery is expected to occur on the Settlement Date.

The obligation of Arcos Dorados to purchase Notes in the Offer is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer Documents.

The information and tender agent for the Offer is Global Bondholder Services Corporation. To contact the information and tender agent, banks and brokers may call +1 (212) 430-3774, and others may call U.S. toll-free: +1 (855)-654-2015 or email contact@gbsc-usa.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission +1 (212) 430-3775/3779 Attention: Corporate Actions	Confirmation by Telephone +1 (212) 430-3774 Toll free: +1 (855) 654-2015	E-mail contact@gbsc-usa.com

Copies of each of the Offer Documents are available at the following web address: https://www.gbsc-usa.com/arcos/

Any questions or requests for assistance or for additional copies of this notice may be directed to the Dealer Managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Managers for the Offer are:

BBVA Securities Inc.	Citigroup Global Markets Inc.	Itau BBA USA Securities, Inc.	J.P. Morgan Securities LLC	Santander US Capital Markets LLC
Two Manhattan West, 375 9th Ave, 9th Floor, New York, NY 10001 United States	388 Greenwich Street, Trading 4th Floor New York, NY 10013 United States	599 Lexington Avenue, 34th Floor, New York, NY 10022 United States	383 Madison Avenue, 6th Floor New York, NY 10179 United States	437 Madison Avenue New York, NY 10022 United States
Attn: Liability Management	Attn: Liability Management Group	Attn: Debt Capital Markets	Attn: Latin America Debt Capital Markets	Attn: Liability Management
E-mail: liabilitymanagement@bbva.com	E-mail: ny.liabilitymanagement@citi.com			E-mail: AmericasLM@santander.us
Collect: (212) 728-2446 Toll-Free: +1 (800) 422-8692	Collect: +1 (212)-723-6106 Toll-Free: +1 (800) 558-3745	Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Collect: +1 (212) 834-7279 Toll Free: +1 (866) 846-2874	Collect: +1(212) 350-0660 Toll Free: +1(855) 404-3636

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Offer is made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer and the Notice of Guaranteed Delivery. None of Arcos Dorados, the Dealer Managers or the information and tender agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Offer.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated or franchised by the Company or by its sub-franchisees, that together employ more than 100,000 people (as of 09/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

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